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                                                                  Exhibit (a)(2)

                               Plasma-Therm, Inc.
                             10050 16th Street North
                          St. Petersburg, Florida 33716

[LOGO OF PLASMA-THERM]

                                                              December 27, 1999


Dear fellow shareholder:

         I am pleased to inform you that on December 20, 1999, our Company, Plasma-Therm, Inc., entered into a Merger Agreement with Oerlikon-Buhrle USA, Inc., ("Oerlikon-Buhrle") and Volcano Acquisition Corp. ("Purchaser"), a wholly-owned subsidiary of Oerlikon-Buhrle. Pursuant to the Merger Agreement, Purchaser is today commencing a Tender Offer to purchase all outstanding Shares of voting common stock, par value $0.01 per share, of the Company at a price of $12.50 per share, which represents approximately a 33% premium to the Company's closing stock price on December 17, 1999, the last trading day prior to the announcement of this transaction and a premium of approximately 56% to the closing stock price thirty (30) days preceding the date of the Merger Agreement. The Merger Agreement provides that each share not acquired by the Purchaser in the Offer will be exchanged for the same consideration payable pursuant to the Offer in cash in connection with the Merger of the Purchaser with and into the Company, which is expected to occur as soon as practicable following the purchase of Shares in the Offer, and the Company will become a wholly-owned subsidiary of Oerlikon-Buhrle.

         Your Board of Directors has unanimously approved the Merger Agreement and determined that the Offer and the Merger are fair to, and in the best interests of, the shareholders of the Company. Accordingly, your Board of Directors recommends that you accept the Offer and tender your Shares to the Purchaser pursuant to the Offer. In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed Schedule 14D-9. Additional information with respect to the transaction is contained in the enclosed Schedule 14D-9.

         Also enclosed are Purchaser's Offer to Purchase, dated December 27, 1999, and related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Tender Offer and provide instructions as to how to tender your Shares. On behalf of the Company, I urge you to read the enclosed material and consider this information carefully and I would like to personally thank you for your time as a shareholder of the Company.


                                                 Sincerely,

                                                 /s/Ronald H. Deferrari
                                                 Ronald H. Deferrari
                                                 Chairman of the Board and
                                                 Chief Executive Officer